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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 10)(1)


                                  Aldila, Inc.
        ---------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    014384200
        ---------------------------------------------------------------
                                 (CUSIP Number)

            Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida,
                           34102 (Tel.) (239) 262-8577
        ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 29, 2006
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------

     (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                                 -----------
CUSIP No. 014384200                        13D/A                    Page 2 of 7
-------------------                                                 -----------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III              ###-##-####
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [ ]

                                                                (b)    [ ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF-OO-AF
-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR  2(e)                                           [ ]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          111,854
                 --------------------------------------------------------------
   NUMBER OF        8     SHARED VOTING POWER
    SHARES
 BENEFICIALLY             116,715
   OWNED BY      --------------------------------------------------------------
     EACH           9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                111,854
     WITH        --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          116,715
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      228,569
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.2%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN-IA-OO-PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 7

             AMENDMENT NO. 10 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Introduction

     This constitutes Amendment No. 10 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 14, 2001, as amended (the "Statement") relating to the Common Stock, par value $0.01 per share (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 13450 Stowe Drive, Poway, CA 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.


Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

     Mr. Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price was $31,817.50 for the Shares in Trust A-4 and $731,935.24 for the Shares in Trust C.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached on the Statement), or money generated and held by Milfam I L.P. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. was $136,500.00.

     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $80,246.08.

     Mr. Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the "GST's"). All of the Shares Mr. Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Catherine Miller GST was $23,404.50; the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $15,379.00 and the purchase price for

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                                                                    Page 4 of 7

the Shares Mr. Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $23,404.50. Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMA's"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $10,580.00. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $21,401.00.

     All of the Shares Mr. Miller is deemed to beneficially own in Milfam LLC as the manager thereof were purchased with money which was generated and held by Milfam LLC. The purchase price for the Shares held by Milfam LLC was $12,998.50.

     Mr. Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV ("KSMTR"). As investment counsel, Mr. Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by KSMTR was $19,702.00.

     Mr. Miller shares investment and dispositive power over securities held by Marli Miller in the Marli Miller Custodian Managed Account established pursuant to a PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to a distribution received from a grantor retained annuity trust.


Item 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end thereof:

     The purpose of this Amendment is to report that since the filing of Amendment No. 9 to the Statement, filed on January 13, 2006, a material change occurred to Mr. Miller's beneficial ownership percentage and Mr. Miller no longer beneficially owns greater than 5% of the Company's outstanding common stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) Mr. Miller may be deemed to beneficially own 228,569 Shares (4.2% of the outstanding Shares, based on (i) 5,398,857 Shares outstanding pursuant to the Company's Annual Report on Form 10-K filed on March 16, 2006 and (ii) 6,669 Shares which Mr. Miller does not actually own, but has a right to purchase with respect to certain options Mr. Miller beneficially owns). As of the date hereof, 9,375 of such beneficially owned Shares are owned of record by Trust A-4; 86,018 of such beneficially owned Shares are owned of record by Trust C; 35,833 of such beneficially owned Shares are owned of record by Milfam I L.P.; 68,691 of such beneficially owned Shares are owned of record by Mr. Miller directly (includes 6,669 options); 1,066 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,166 of such beneficially owned Shares are owned of record by Catherine Miller GST; 1,166 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 666 of such beneficially owned Shares are owned of record by Milfam LLC; 1,200 of such beneficially owned Shares are owned

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                                                                    Page 5 of 7

of record by Lloyd I. Miller GST; 1,066 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by KSMTR; 1,000 of such beneficially owned Shares are owned of record by Kimberly S. Miller and 20,322 of such beneficially owned Shares are owned of record by Marli Miller Managed.

     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller, and Marli Miller Managed. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I L.P., Alexandra UGMA, Catherine Miller GST, Kimberly S. Miller GST, Milfam LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR, and Mr. Miller directly.

     (c) The following table details the transactions effected during the past 60 days.

-------------------------------------------------------------------------------
                           TRUST C
-------------------------------------------------------------------------------
        Date of           Number of        Price Per           How Transaction
      Transaction        Shares Sold         Share                 Effected
-------------------------------------------------------------------------------
    March 17, 2006          3,804           30.0306            Open Market Sale
-------------------------------------------------------------------------------
    March 20, 2006          6,496           30.1494            Open Market Sale
-------------------------------------------------------------------------------
    March 21, 2006           344             30.27             Open Market Sale
-------------------------------------------------------------------------------
    March 23, 2006          6,356           30.2871            Open Market Sale
-------------------------------------------------------------------------------
    March 30, 2006          3,913           33.1391            Open Market Sale
-------------------------------------------------------------------------------
    March 31, 2006           701             33.20             Open Market Sale
-------------------------------------------------------------------------------
    April 3, 2006           7,504           33.256             Open Market Sale
-------------------------------------------------------------------------------
    April 4, 2006           2,179           33.2633            Open Market Sale
-------------------------------------------------------------------------------
    April 6, 2006           2,589            33.30             Open Market Sale
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                        MILFAM II L.P.
-------------------------------------------------------------------------------
        Date of           Number of        Price Per           How Transaction
      Transaction        Shares Sold         Share                 Effected
-------------------------------------------------------------------------------
    March 24, 2006           3,000           30.8              Open Market Sale
-------------------------------------------------------------------------------
    March 27, 2006           16,160         31.3558            Open Market Sale
-------------------------------------------------------------------------------
    March 28, 2006           2,840           31.87             Open Market Sale
-------------------------------------------------------------------------------
    March 29, 2006           26,804         32.5077            Open Market Sale
-------------------------------------------------------------------------------

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                                                                    Page 6 of 7

-------------------------------------------------------------------------------
                    MARLI MILLER MANAGED
-------------------------------------------------------------------------------
        Date of           Number of        Price Per           How Transaction
      Transaction        Shares Sold         Share                 Effected
-------------------------------------------------------------------------------
    March 22, 2006          4,400           29.9854            Open Market Sale
-------------------------------------------------------------------------------
    March 29, 2006          3,991           32.5077            Open Market Sale
-------------------------------------------------------------------------------
    April 7, 2006           3,749           33.4967            Open Market Sale
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                    LLOYD I. MILLER, III
-------------------------------------------------------------------------------
        Date of           Number of        Price Per           How Transaction
      Transaction        Shares Sold         Share                 Effected
-------------------------------------------------------------------------------
    March 29, 2006          3,992           32.5077            Open Market Sale
-------------------------------------------------------------------------------
    April 7, 2006           3,748           33.4967            Open Market Sale
-------------------------------------------------------------------------------
    April 10, 2006          5,035           33.5808            Open Market Sale
-------------------------------------------------------------------------------

     (d) Other than shares held directly by Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e) The reporting person ceased to be the beneficial owner of more than five percent of the Company's common stock on March 29, 2006.

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                                                                    Page 7 of 7

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 11, 2006


                                          By:  /s/ Lloyd I. Miller, III
                                               --------------------------------
                                                   Lloyd I. Miller, III